FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 28, 2004

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- ......

Contents

* Press Release dated July 28, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Rolando Herrera Chaidez ___________________ Rolando Herrera Chaidez Comptroller
Date: July 28, 2004

FINANCIAL INFORMATION

Investor Relations:
Rolando Herrera
Phone: (81) 81 73 55 20
Fax: (81) 81 73 55 08
E- mail: rherrera@savia.com.mx

Savia announces results for the second quarter of 2004

  Figures in million of pesos

  Consolidated Sales were $ 504 million pesos, 4% more than the last year.

  Consolidated EBITDA amounted to 21 million pesos.

  Bionova and Omega results are the significant subsidiaries of the company and are the main components of the Consolidated Figures at the second quarter of 2004 fiscal year.

Financial Highlights

Monterrey, México, June 28, 2004. Savia S.A. de C.V. (BMV:SAVIA OTC: AJFY.PK) announced today its results as of the second quarter of 2004 fiscal year.

Main Business Indicators

Million of pesos of June 30, 2004 purchasing power

	Apr-Jun 2004	Apr-Jun 2003	Variation
Sales	504	484	4%
Gross Profit	115	73	57%
Gross Profit (% of sales)	23%	15%

Operating Expenses	115	154	(26%)
Operating Income	0	(81)	100%
Discontinued Operations		(76)
Consolidated Net Income	(263)	(83)	(217%)
Majority Net Income	(260)	(78)	(233%)

SECOND QUARTER CONSOLIDATED RESULTS 2004

Consolidated financial statements reflect mainly the operating results of Savia S.A. de C.V. and its subsidiaries ("Savia"); Bionova Holding Corporation ("Bionova"), a company engaged in the production, distribution and commercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, ("Omega"), a real estate company.

Consolidated Net Sales

Consolidated net sales reached 504 million pesos, a 4% increase compared to the same period last year. The difference is mainly due to an increase of volume sales of the real estate segment, during this period.

Consolidated Operating Income

Consolidated operating result of the second quarter reached a brake-even point; this compares positively with the operating loss of 81 million pesos for the same period last year. The increase is mainly due to a reduction on cost of sales due to a strategy of Bionova focusing production on higher income areas and a reduction of the corporate overhead as a result of Savia's reorganization.

Other expenses, net

Other expenses net, amounted to $ 193 million pesos, mainly derived from a creation of a reserved from doubtful accounts that Savia has with related parties for $ 36 million pesos; Bionova estimated a decrease in value in a long term receivable for $ 57 million pesos and Empaq recorded an asset tax liability for $ 86 million pesos.

Extraordinary item, net

According to the requirements of the Mexican GAAP, reflected in Bulletin C-15 (Impairment of Long Lived assets and its disposition), in force from January 1, 2004, the Administration of the company, is in process to complete an assessment of the long-lived assets from Bionova and, according to its preliminary results, the Administration recognized a partial decrease in value of its assets for $ 100 million pesos. In order to adopt the resolutions of the above-mentioned Bulletin, once the assessment is completed, adjustments will be reflected accordingly in the financial statements. Omega, on the other hand, is also performing an assessment of its fixed assets valuation, once completed and if necessary, the results will be reflected in its Financial Statements.

Consolidated Net Income #9;

As a result of the above- mentioned items, Majority net loss reached 260 million pesos which represents an increase of $ 182 million pesos as compared to Majority net loss of $78 million pesos reported in the second quarter of 2003. The Consolidated net loss was $ 263 million of pesos, a 217% increase as compared to the consolidated loss reported on the same period last fiscal year.

CONSOLIDATED RESULTS FOR THE FIRST SEMESTER 2004

Consolidated Net Sales

The increase in sales reported by the real estate segment during the first semester, was offset for a decrease in sales in Bionova, mainly due to the lower yield per hectare in Baja California and the drop of the fresh produce prices. The consolidated net sales reached 924 million pesos, which represent 1% decrease as compared to the same period of last year. The decrease was mainly due to non-recurrent income received by Savia, during the first semester of last year.

Consolidated Operating Income

Consolidated operating income during this period was $ 1 million pesos, an increase of 101% as compared to the same period last year. This increase derives from a decrease in the cost of sales of Bionova, mainly due to a focusing of its production in higher profitable areas. However, Bionova's operating expenses showed an increase mainly due to fees paid on its privatization process and a raise in wages, in the administrative area. Notwithstanding, this increase is offset by a lower corporate overhead, derived from Savia's reorganization.

Other expenses, net

Other expenses amounted to $ 248 million pesos derived from the creation of a reserve for doubtful accounts for approximately $ 36 million pesos that Savia holds with related parties. Bionova recorded a loss in the sale of assets in Hermosillo for $53 million pesos and $ 57 million pesos from a reserve in doubtful accounts of a long-term receivable. In Addition $ 12 million pesos coming from recoverable taxes were written off due to its age and Empaq recorded an asset tax liability for $ 86 million pesos.

Extraordinary item, net

Currently the Administration of the company is in process to complete an assessment of the long-lived assets from Bionova, and according to its preliminary results, the Administration recognized a partial efect in value of its assets for $ 100 million pesos. In order to adopt the Bulletin C-15 (Impairment of Long Lived assets and its disposal), once the assessment is completed, additional adjustments will be reflected in the financial statements.

Consolidated Net Income

The Majority net loss during first semester amounted to $315 million pesos against a Majority net income for the same period last year of $75 million pesos. This is mainly due to the net income in 2003 of Seminis for $ 223 million pesos recognized as discontinued operation.

RELEVENANT EVENTS

Fulfillment to the Requirements from SEC & CNBV

On June 30, 2004 Savia filed its annual report for the year ended 2003 through the form 20-F, before the Securities and Exchange Commission (SEC). This annual report can be accessed in the web page of the SEC and through EDGAR.

At the same time in México, the company filed before the National Bank and Securities Commission (CNBV), the detailed annual report as required by the Unique Circular (Formerly 11-33 Circular), and the Corporate Better Practices Code.

Savia (www.savia.com.mx) its principal subsidiaries include Bionova, a company focused on the production, distribution and commercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, a company dedicated to the development of real estate in Northern Mexico.

Savia's financial statements are prepared in compliance with generally accepted accounting principles in Mexico. For the consolidation of domestic subsidiaries, Savia follows the guidelines set forth in bulletin B-10 and for foreign companies follows the guidelines set forth in bulletin B-15. Bionova report following the generally accepted accounting principles of the United States (GAAP) that differ from the generally accepted accounting principles of Mexico. These results are adjusted to reflect the above-mentioned guidelines. Savia reports its fiscal year on a calendar basis.

Savia S.A. de C.V and Subsidiaries

Consolidated Income Statement

For the period of April to June 2004

Million of Mexican Pesos and Dollars, except per share and per ADR data

As of June 30, 2004 Purchasing Power

	Apr - Jun '04		Apr - Jun '03
	Pesos	Dollars	Pesos	Dollars

Net Sales	504	44	484	42
Cost of Sales	388	34	411	36
Gross Profit	115	10	73	6

Operating Expenses	115	10	154	13

Operating Income	0	0	(81)	(7)

EBIT DA	21	2	(63)	(5)

Comprehensive Financing Income
Financial Expenses	(12)	(1)	(1)	0
Financial Income	9	1	31	3
Exchange Income (loss)	34	3	(33)	(3)
Monetary Result	17	1	(6)	(1)

Other Expenses	(193)	(17)	71	6

Income before Tax and Profit Sharing	(145)	(13)	(19)	(2)

Provision for Income Tax and Profit Sharing	18	2	(11)	(1)

Net Income before Discontinued Operations	(163)	(14)	(8)	(1)

Discontinued Operations	0	0	(75)	(6)
Extraordinary Items	(100)	(9)	0	0

Net Income	(263)	(23)	(83)	(7)

Net Majority Income	(260)	(23)	(78)	(7)

Average Shares Outstanding (millions)	471		469
Net Loss per Share (pesos)	(.55)		(.17)
Net Loss per ADR (dollars)		(.19)		(.06)

Savia S.A. de C.V and Subsidiaries

Consolidated Income Statement

For the period of January to June 2004

Million of Mexican Pesos and Dollars, except per share and per ADR data

As of June 30, 2004 Purchasing Power

	Jan - Jun '04		Jan - Jun '03
	Pesos	Dollars	Pesos	Dollars

Net Sales	924	80	932	81
Cost of Sales	694	60	783	68
Gross Profit	230	20	148	13

Operating Expenses	229	20	258	22

Operating Income	1	0	(110)	(10)

EBIT DA	40	3	(77)	(7)

Comprehensive Financing Income
Financial Expenses	(21)	(2)	(24)	(2)
Financial Income	17	2	43	4
Exchange Income (loss)	26	2	(1)
Monetary Result	39	3	25	2

Other Expenses	(248)	(21)	96	8

Income before Tax and Profit Sharing	(186)	(16)	29	2

Provision for Income Tax and Profit Sharing	31	3	58	5

Net Income before Discontinued Operations	(217)	(19)	(29)	(3)

Discontinued Operations	0	0	223	20
Extraordinary Items	(100)	(9)	0	0

Net Income	(317)	(28)	194	17

Net Majority Income	(315)	(27)	75	7

Average Shares Outstanding (millions)	471		469
Net Loss per Share (pesos)	(.67)		.16
Net Loss per ADR (dollars)		(.23)		.06